July 28, 2025

Asna Afzal
Principal Executive Officer
Beach Acquisition Co Parent, LLC
c/o 3G Capital Partners L.P.
600 Third Avenue, 37 Floor
New York, New York 10016

       Re: Beach Acquisition Co Parent, LLC
           Amendment No. 1 to Registration Statement on Form S-4
           Filed July 14, 2025
           File No. 333-287891
Dear Asna Afzal:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 8, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-4
Cover Page

1. We note your revisions in response to prior comment 6. Please reconcile your disclosure on the cover page that the Greenberg Stockholders would own approximately 3.8% and 15.5% of the beneficial ownership and voting power of
       Parent under the scenarios presented, with your other disclosure on pages 4 and 20 that they would own the same percentages of the issued and outstanding Parent Units.
       In this regard, we note your capital structure and the nature of the disparate voting rights of the Common Units and Class P Units.
 July 28, 2025
Page 2
Summary, page 17

2. We note your revisions in response to prior comment 9. Please revise throughout to clarify how your Class P Units are entitled to 2.9655 votes per Class P Unit yet such voting rights are the equivalent of one vote for each Common Unit. In this regard, we note that this appears inconsistent with Section 2.01 of the Parent A&R LLCA, which states that each Common Unit will be entitled to one vote, while each Class P Unit shall be equivalent to 2.9655 Common Units.
Merger
Background of the Transaction, page 62

3. We note your revisions in response to prior comment 16. Please address the part of that comment that requests revisions to discuss the Debt Financing and Equity
       Financing and the need to obtain additional financing for the Parent in this section.
Recommendations of the Independent Committee and the Skechers Board; Skechers' Reasons for the Transaction, page 78

4. We note your revisions in response to prior comment 22. In the listing of factors on page 78, please discuss whether the Board and the Independent Committee considered the determination not to obtain a fairness opinion for the Mixed
Election
       Consideration as a negative factor.
Directors and Management of Parent After Completion of the Transaction, page
140

5. We note your revisions in response to prior comment 32. Please address the part of that comment that requests information required by Item 19(a)(7) of Form S-4. In this regard, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Alexandre Behring and Daniel Schwartz should serve as your directors. Further, please provide the information required by Items 402, 404 and
       407(a) of Regulation S-K for these individuals.
Ownership of Parent After the Merger, page 151

6. We note your revisions in response to prior comment 33. Please revise to comply with
       Item 403 of Regulation S-K. Refer to Item 19(a)(5) of Form S-4. In this regard, please consider presenting tables assuming that (i) all holders of Legacy Shares elect the
       Mixed Election Consideration and (ii) no holders of Legacy shares elect the Mixed
       Election Consideration. Please include separate columns for (a) Common Units, (b)
       Class P Units and (c) total Parent Units that reflect both the expected beneficial ownership of such securities and total voting power.
Material United States Federal Income Tax Consequences, page 152

7.     We note your disclosure that    Skechers and Parent intend that for U.S.
federal income
       tax purposes, with respect to holders of Skechers Common Stock who elect to receive
       Mixed Election Consideration for any or all of their shares, the Merger qualify as a
       transaction described in Section 351 of the Code.    Please revise your
disclosure to
       clearly identify and articulate the opinions being rendered as to the material federal tax consequences. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a "should" or "more likely than not" opinion to make
 July 28, 2025
Page 3

       clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a "will" opinion. Please provide appropriate risk factor and/or other disclosure setting forth the risks of uncertain tax treatment to investors. Refer to Staff Legal
       Bulletin No. 19. Please revise to disclose that such discussion is the opinion of
       Latham & Watkins LLP.
Item 21. Exhibits and Financial Statement Schedules, page II-3

8.     We note that the financial advisor   s consent, previously filed as
Exhibit 23.5, states
       that it    does not cover any future amendments to the Registration
Statement.    Please
       have your financial advisor update its consent to also cover your amended registration statement filed on July 14, 2025.
        Please contact Beverly Singleton at 202-551-3328 or Kevin Stertzel at 202-551-3723
if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-
551-3754 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Steven B. Stokdyk